Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

The following description is a summary that is not complete and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (our “Certificate of Incorporation”) and our Amended and Restated By-Laws (our “By-Laws”), each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit. We encourage you to read our Certificate of Incorporation, Bylaws, and the applicable provisions of the Delaware General Corporate Law for additional information.

General

Under our Certificate of Incorporation, Fluor is authorized to issue 375,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share.

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters voted on generally by stockholders. Except as otherwise required by law or with respect to any outstanding series of our preferred stock, the holders of our common stock possess all voting power. Our Bylaws and Certificate of Incorporation generally provide that stockholder action is effective upon the affirmative vote of a majority in outstanding voting power present in person or by proxy at any meeting of stockholders. However, directors shall be elected by a vote of the majority of the votes cast, unless the number of director nominees exceeds the number of directors to be elected. A majority of the votes cast means that the number of shares voted "for" a director nominee must exceed the number of shares voted "against" that nominee.

Dividend Rights; Rights Upon Liquidation

Subject to any preferential rights of holders of any of our preferred stock that may be outstanding, holders of shares of our common stock are entitled to receive dividends on such stock out of assets legally available for distribution when, as and if authorized and declared by our board of directors and to share ratably in the assets of Fluor legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up.

Other Matters

Holders of our common stock will have no preferences or preemptive, conversion or exchange rights. Shares of our common stock will not be liable for further calls or assessments by Fluor. Our common stock is listed on the New York Stock Exchange and trades under the symbol "FLR."

Anti-Takeover Provisions

General

Certain provisions of our Certificate of Incorporation, our Bylaws and Section 203 of the Delaware General Corporation Law may have the effect of impeding the acquisition of control of Fluor by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by our board of directors. These provisions are designed to reduce, or have the effect of reducing, the vulnerability of Fluor to an unsolicited proposal for the restructuring or sale of all or substantially all the assets of Fluor or an unsolicited takeover attempt which is unfair to Fluor stockholders.

Charter and Bylaw Provisions

Our Certificate of Incorporation authorizes our board of directors to issue from time to time, without further vote or action by the stockholders, up to 20,000,000 shares of our preferred stock in one or more series and to fix the designations, powers, preferences and rights, and any qualifications, limitations or restrictions, with respect to the shares issued under each such series. Pursuant to this authority, our board could create and issue a series of our preferred stock with such designations, powers, preferences and rights which have the effect of discriminating against an existing or prospective holder of our capital stock, thus making it more difficult for, or discouraging any attempt by, a potential acquirer to obtain control of Fluor by means of a merger, tender offer, proxy contest or otherwise. As a result, the authority to issue shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of Fluor without any further action by our stockholders.

Other provisions of our Certificate of Incorporation and Bylaws that may make it more difficult to replace our board of directors include:

•	the prohibition on stockholders acting by written consent;
•	the limitations on the ability of our stockholders to call a special meeting, although, holders of at least 25% of our outstanding shares of common stock have the right to call a special meeting of stockholders, subject to certain limitations and procedures;
•	requirements for advance notice for raising business or making nominations at stockholder meetings; and
•	the ability of our board of directors to amend the Bylaws, increase the size of our board and to fill vacancies on our board.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date on which the person becomes an interested stockholder, unless (i) prior to the time that such stockholder becomes an interested stockholder, the Board of Directors approves such transaction or business combination, (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in employee stock plans) upon consummation of such transaction, or (iii) at or subsequent to the time such stockholder becomes an interested stockholder, the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock. Fluor has not opted out of the protections of Section 203 of the Delaware General Corporation Law.
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